Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

Filed by Chesapeake Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company
(SEC File No. 001-08246)

The following is a transcript of a conference call hosted by Chesapeake Energy Corporation on February 21, 2024.

21-Feb-2024
Chesapeake Energy Corp. (CHK)
Q4 2023 Earnings Call

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
MANAGEMENT DISCUSSION SECTION

Operator: Good day and welcome to the Chesapeake Energy's Fourth Quarter and Full Year 2023 Results Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today's presentation there will be an opportunity to ask questions. [Operator Instructions] Please note today's event is being record. I'd now like to turn the conference over to Chris Ayres, Vice President, Investor Relations and Treasurer. Please go ahead.

Unverified Participant

Thank you, Rocco. Good morning, everyone, and thank you for joining our call today to discuss Chesapeake's fourth quarter and full year 2023 financial and operating results. Hopefully you've had a chance to review our press release and the updated investor presentation that we posted to our website yesterday. During this morning's call, we will be making forward-looking statements which consist of statements that cannot be confirmed by reference to existing information, including statements regarding our beliefs, goals, expectations, forecasts, projections, and future performance, and the assumptions underlying such statements. Please note that there are a number of factors that will cause actual results to differ materially from our forward-looking statements. Including the factors identified and discussed in our press release and other SEC filings. Please also recognize that as except required by law, we undertake no duty to update any forward-looking statements, and you should not place undue reliance on such statements. We may also refer to some non-GAAP financial measures which help facilitate comparisons across periods with peers. For any non-GAAP measure, we use a reconciliation to the nearest corresponding GAAP measure, which can be found on our website.

With me today on the call are Nick Dell'Osso, Mohit Singh and Josh Viets. Nick will give a brief overview of our results and then we'll open up the teleconference to Q&A. So, with that, thank you again. And I'll now turn the conference over to Nick.

Unverified Participant

Good morning and thank you for joining our call. We continue to execute on our strategic pillars in 2023, proving we're a company built to deliver sustainable value to shareholders through cycles. The Marcellus team had another strong year with well cost improving 17% since Q1. We increased our footage drilled per day by 40% and drilled 9 of the 10 longest laterals in our history in the basin. In the Haynesville, we delivered strong production performance throughout the year, benefiting from improved gathering system hydraulics. While our drilling performance continues to outpace our peers in the most difficult drilling environment in the lower 48. Importantly, we accomplished these operational milestones while improving our total recordable incident rate by 40% to an industry leading 0.14 injury rate.

Additional highlights for the year include returning approximately $840 million to shareholders via dividends and buybacks, advancing our path to be LNG ready by securing HOAs up to 3 million tons per annum linked to JKM and recently signing an LNG sales and purchase agreement with Delphin and Gunvor for long term liquefaction offtake. Completing our Eagle Ford exit for a total consideration of greater than $3.5 billion, and receiving credit upgrades from all three agencies and exiting the year with a cash balance of approximately $1.1 billion.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

Turning our attention to 2024, we started the year by announcing our shareholder value driven merger with Southwestern. Our combined company will accelerate America's energy reach by accessing more markets, effectively mitigating price volatility, and ultimately increasing the revenue per unit of the product we sell. We are very encouraged about the growth and long-term demand for natural gas, the affordable, reliable, lower carbon energy the world needs. Today, the market is clearly oversupplied. In addition, we see capital supply cycles that can take 12 to 18 months to evolved, while demand fluctuates quarterly.

While we will benefit from a strong hedge position, we are responding accordingly with our 2024 capital and operational plan. First, we are reducing capital by nearly 20% and production approximately 15% from the preliminary outlook we provided last quarter. Under our revised capital program, we plan to limit our turn in-line count to 30 to 40 wells, with the majority having already occurred in January and February, dropped two frac crews, leaving one frac crew in each basin, and dropped two rigs, resulting in four rigs in the Haynesville beginning in March and three rigs in the Marcellus beginning midyear. We believe limiting turn in-lines and building DUCs is the prudent response to today's market. Doing so will shorten our cycle of supply to appropriately and effectively meet market demand. This results in shorter cycle capital efficient decisions that will ultimately offer incremental capacity of up to 1 Bcf per day by the fourth quarter, ensuring we have ample supply to provide customers when demand recovers.

Ultimately, our plan is designed to maintain productive capacity, which positions us to quickly return to over 3 Bcf per day with minimal incremental capital investment. We will be prudent in our approach bringing production back online efficiently as consumer demand warrants. Overall, our 2024 program demonstrates Chesapeake's continued focus on capital discipline, operational efficiency and free cash flow generation, while building the capacity to consistently deliver for consumers and shareholders through all demand cycles.

Simply put, Chesapeake is built for the volatility we are experiencing today, and our strategy is positioning the company to thrive as the market rebalances into 2025. We have the portfolio balance sheet and demonstrated operational track record to continue driving capital efficiencies, maximizing returns and reducing risk. I look forward to updating you on our progress throughout the year. We're now pleased to address your questions.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question and answer session. [Operator Instructions] Today's first question comes from Josh Silverstein with UBS. Please go ahead.

Q
Yeah, thanks. Good morning, everybody down there. So, I want to start just on the game plan that you guys have outlined here. One of the 1 Bcf per day reduction in this plan, is this a function of the base declines that you have with the lower rig count or perhaps another way. What are the other iteration do you guys came up with for this outlook. Thanks.

A
It's a great question, Josh. So I want you to think about the production decline that we're seeing today as a function of the base decline, because what we're really doing is we're just stopping turning in line wells that that we have had in progress. And the reason we're doing that is that we see that the market is oversupplied right now. CapEx reductions that we and anybody else in the industry take on have an impact to production several months out as long as 12 months out. And and we need to for our business, we believe the right answer is to reduce production today. The market is oversupplied today. The value that you would receive for turning in wells today reflects the fact that the market is oversupplied. And so, we think we should hold on to that productive capacity and turn it in-line when there is greater demand and when the market is not oversupplied. This allows us to be responsive quickly and so that amount of production that we've quoted is really just to give you a sense of how much productive capacity we would build up to be responsive to the market as the demand is, there by the end of this year. We've quoted it as a Bcf a day if if all of those wells were turned in line in one quarter. Now, that's probably not a very realistic answer. We would probably layer those in. We would assume that demand would come back in some measured fashion and therefore we could return production in a measured fashion. But that would be the aggregate volume that would be sitting and ready to respond.

Q
Got it. And then just given the volatility in natural gas prices we've seen over the past couple of years, we think you'd want to operate with a backlog of wells given lower interest rate you could respond to the changes in price environment, your balance sheet in the spring certainly afford that. But I'm curious how you're thinking about operating going forward. Thanks.

A
It's another really good question. I think the fact that we feel comfortable pausing turn-in lines and slowing completions activity, slowing drilling activity to match that cadence should be considered as we would also be comfortable accelerating those cycle times in the future when needed. Really, all we're doing here is we're extending cycle times of past capital that's been deployed. We would have the flexibility to increase the cycle times in the future if market conditions warranted. And deliver more production on a shorter period of time relative to the dollars that we're spending. So, you know, we like the flexibility in our business. And then at some point, if

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
the market proved to continue to be undersupplied in the future, you could add capital and grow your productive capacity beyond where we sit today. But this change is really designed to maintain productive capacity in that neighborhood of 3.2 Bcf a day. You should consider maintenance capital of $1.5 billion to $1.6 billion around that level of production. All of that remains unchanged for the business that we're presenting to the market today. We're just allowing cycle times to expand out, allowing our base decline, to reduce the oversupply that we see today, which would cause us to receive a very low price for our gas and to hold on to that production for a time when the market needs it better and we can better deliver it. Where customers need the gas.

Q
Got it. Thanks, guys.

Operator: And the next question today comes from Charles Meade with Johnson Rice. Please go ahead.

Q
Good morning, Nick to you and the whole Chesapeake team there.

A
Good morning, Charles.

Q
I want to actually continue on that that that kind of line of questioning and you've already given us a lot of insight here. But this is this what you're what you're laying out here is a new approach from what we've seen, or at least from what I've seen in the last several years in the industry, not just building DUCs, but also also building TILs. And I wonder if you can elaborate a bit on you recognize that this is a little bit, you know, terra incognita. But elaborate a bit on how you're thinking of the sequence of spending money on DUCs versus bringing TILs online. And I can think of at least a couple of different ways it might go. You know, I don't expect you'll give us a price at which you act, but maybe you'll surprise me on that. But I could imagine one scenario where you would just when you got to the price you wanted, you would just bring your TILs online and then you'd backfilled with the DUCs. But I could also imagine a scenario where you guys are still running a completion crew and and you don't want to bring wells online. And so, you actually worked down that DUC inventory ahead of time. So can you just elaborate a bit on how how you're dealing with these kind of novel pieces that you now have on the board?

A
I'll start and Josh may have something to add here, but, you know, the way we're thinking about this, Charles, is we will be paying very close attention to the underlying fundamentals, the underlying supply and demand situation in the market. And we'll try to bring gas online when we see that there is demand that needs the gas. Today, we are filling storage or not drawing from storage at the levels consistent with the past, which is setting us up to have pretty full storage going into the next next storage season, next fall. And so, we can see very clearly that the market has more supply today than there is demand on an annualized basis. And so, we think we should hold back our supply to better meet that demand in the future. We know that demand will grow in the future. We have

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
confidence in that. And we believe we should be more efficient with the capital we have spent the wells that we have in-cycle and the wells that we will continue to have in-cycle. And so, this really is about making sure that we are continuing a business from a capital perspective that is efficient at drilling wells, is efficient, at delivering productive capacity, but that we can then have the flexibility to hold that production for the times that it's better needed. I want to reiterate that we are pretty optimistic about the future for gas markets. And this allows us to better deliver production when it's needed, where it's needed into those markets as demand is present and ready for it.

A
Yeah. Charles, this is Josh. I think just the other thing I would comment on is, you know, we're going to be very prudent around how we activate production and the optionality that we like about the deferred TILs is that it gives us an immediate response when we see that structural change in the gas markets. And so we, you know, we would anticipate that we would start to activate the TILs and then we would likely soon after begin you know, starting to activate some of the DUCs. But one thing to keep in mind, is there any production associated with those deferred completions is effectively going to lag, you know, by a quarter. And so we does we do see that as effectively starting to backfill the TILs that we're starting to activate in the prior quarter. So we really like the cadence that is set up by this. And again, we think it offers quite a bit of flexibility for us going forward.

Q
Got it. That's great detail. Thank you, both of you for that. And then my follow-up, the it looks like to us like on a pro forma basis, like a 20% decline, 2024 versus 2023. And and that's a little bit higher than I would have guessed. And Nick, you may have given part of the answer already with the majority of your your TILs for the year already having happened. But I'm wondering is there also some perhaps some kind of elective, you know, production restriction in there maybe from, you know, deferred midstream projects? Or is there anything else that is contributing to that decline beyond just the the the pause in TILs.

A
No. Charles, this is Josh again. You know, really the decline is being set up by the deferred TILs. You know, you have, you know, a material amount of production that we're simply choosing not to enter into the system. And so, that is ultimately what's leading the decline. And so, what you see on a year-over-year basis or if you want to think about it from Q4 to Q4 is effectively the underlying base decline of the assets that we operate today.

Q
Great. Thanks for the clarification.

Operator: Thank you. And our next question comes from Matt Portillo with TPH. Please go ahead.

Q
Good morning, all. Maybe Nick just starting out at a high level. I just wanted to come back to the philosophical view on the capital allocation cut here. Looking at your hedge book that you have in place, it looks like your

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
breakeven could have been justified on maintenance capital at a very low gas price in 2024. And you've obviously taken a very decisive step here to help correct the market from an oversupply perspective. Just curious how the team arrived at that decision and how this may kind of play out in regards to your views on return on capital and how you might think about adding back to the market in 2025 and 2026 as it relates to production.

A
All great questions. Let me start by by saying we don't view this change as something that we are attempting to, quote unquote, fix the market. We view this as what we think is prudent to manage our assets, our ability to generate cash flow from our shareholders. And that's really how we think about this. One company is not positioned to quote unquote, fix the market. And so, we're really thinking just about what makes sense for our company and our shareholders each day. From a hedge perspective, we always separate hedges from the decision to deploy capital. Hedges are really about how you've deployed capital historically. They are financial protection. They're available to you for paper gains and losses and there's no need to mentally tie hedges to the production that we deliver to market each and every day. So, said in another way you because you have hedges, should not divorce you from paying attention to supply demand fundamentals that are in front of you and impacting the price you receive for your physical product that you sell every day. And so, the decision that we've made today is 100% about having a productive capacity that we have spent money on throughout 2023. Looking at the market today, recognizing that the market is pretty clearly telling us that it doesn't need our gas today and knowing that we have the flexibility to hold off on delivering that gas to the market until such time that there is higher demand. So, we're happy to do that. We did run a lot of different scenarios and thought about different changes to the capital program. We certainly thought about reducing the capital program in a more significant manner than we are here today. And what that really results in is bigger changes to 2025 production, and we don't believe that's prudent given the fundamentals that we see today. We expect there to still be a step change in demand in 2025 as incremental LNG capacity comes online as the market continues to grow for natural gas domestically. We also think the supply dynamics would be better by 2025. Remember that there's a lot of capital cut across the industry last summer and the results of those capital changes haven't shown up yet. That's why I referenced my opening comments that we see the cycle of capital and supply being as long as 12 to 18 months. Think about the fact that this past fall is when we really saw maximum supply to the market. We're really still seeing it today and the CapEx increases associated with that supply response started in the fall of 20 well, really in the summer of 2022 and carried through the beginning of 2023 with the big reductions and in capital not occurring until the summer of 2023. So, the lag time of CapEx decisions is very long. And what we're really attempting to do is be responsive to the market conditions that we see in front of us today, knowing that a capital decision has a much longer time to take effect. So, stopping turning in-line wells has an immediate impact on the economics that we see for our resource.

Q
Great. And then maybe as a follow up question for Josh, just curious how we should be thinking about the outlook for 2025. I know it's still a long ways off, but trying to think through how long it might take you to get back to more of a maintenance program as it relates to your your rigs and your frac fleets. And then effectively, is it still fair to think about the timing being from about six months from when a rig hits the ground to when we should be expecting production to turn in line? I know you've got obviously the deferred TILs, but just thinking about kind of the base program, how that might progress over the next 12 to 18 months and what we need to see maybe fundamentally to start to pick back up towards the maintenance level on the base program.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

A
Yeah, sure. Thanks, Matt. You know, first of all, I mean, we clearly are looking for, you know, structural shifts in the demand side of the equation. You know, for us to be thinking about getting back up to some maintenance level of activity. You know, but I think the way, again, that we would likely start to phase in activity is starting to activate our defer TILs first. We then begin to activate our incremental frac crews, which would take us to a total of four frac crews across our business today. And then and the way we would think about any additional rig additions. So again, as we go down from five to four rigs in the Haynesville and then from four to three in the Marcellus is as we start to deplete the deferred completion inventory down to something that we would consider to be a more working normal working level, we would then, you know, start to bring those rigs back. And you're absolutely right. You know, as far as, you know, kind of the typical cycle time, you are looking at roughly six months from the time you add a rig to actually start seeing any meaningful production impact from those rigs.

Q
Thank you.

Operator: Thank you. And our next question comes from Nitin Kumar with Mizuho. Please go ahead.

Q
Hi. Good morning, guys, and thanks for taking my questions. I guess I'm going to start off Nick in just as you came up with this framework to us, it looks like you're maintaining the balance between the Appalachian and the Haynesville. Both of them are declining roughly about the same percentages and the mix there is the same would it not have like that sort of allocation across the two assets? Would it have been maybe better to reduce the Haynesville a little bit faster? Just any color around that?

A
Well, just keep in mind that, you know, pricing is different in both of the assets. And so, certainly today, when the market is oversupplied, you're receiving quite a low value for gas and the Marcellus storage is quite full in the northeast. And so we do see it prudent to reduce turn in-lines in both basins to what is something, you know, pretty close to zero for the rest of the year. Good news is we can change that quickly if the market changes and shows us that the gas is needed and we can change that by region if there is a shortfall or, you know, improved market in the northeast, we can change that. Separate and apart from the Haynesville. So, we maintain full flexibility, but we just see pretty similar market conditions in both places right now.

Q
Got it. Thanks. And then for my follow-up, you mentioned that, you know, one company cannot quote unquote, fix the market, but you're about to become much bigger somewhere in the second quarter. The size of this deferred TIL inventory that you're holding, I know you can't comment on Southwestern's plans, but is this the right size for just Chesapeake or do you think this could be the right size for a combined company down the road?

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

A
We're just thinking about Chesapeake here.

Q
Okay. Thanks. I thought I'd try.

Operator: Thank you. And our next question comes from Bert Donnes with Truist Securities. Please go ahead.

Q
Hey, good morning, guys. I just wanted to follow up and clarify on your previous comments. Is there a limit to the amount of DUCs you would build if we see, you know, a prolonged down cycle? You know, maybe the 1 Bcf is is kind of the limit maybe you like that amount as you're, you know, saved up ammo or, you know, would you start dropping rigs immediately in 2025 if we saw a sustained down cycle.

A
Yeah. Good morning, Bert. Josh here. You know, that was part of our rationale for why we wanted to start taking rigs out now. You know, you get to a certain point with DUC inventory where it simply starts to, you know, look and feel like an efficient use of capital. And so, that's why we'll be dropping a rig, you know, next month in the Haynesville and then another rig in the Marcellus in July. So that is absolutely a consideration for us. You know, as we think about, you know, the allocation of capital to rigs and frac crews.

Q
Sorry, is the was it a DUC limit or what the amount of production the limit? It just seemed like a nice clean number at 1 Bcf. I didn't know if that was kind of the the solver for it or whether it was how many, you know, the way your rig frac crew would play out.

A
Yeah. I mean, you know, we clearly looked at both. But, you know, we really just tried to balance what we thought was, you know, a meaningful amount of production that we could activate, you know, with, you know, an efficient use of capital going forward.So there was, you know, simply a balance that we tried to strike between the two.

Q
Okay. It makes sense. And then I'll shift gears to stop hammering that point and just trying to understand the buyback activity in 4Q. Was that, you know, cut short due to the merger announcement or would there have been kind of a similar amount even if you didn't enter a blackout period? And and maybe if you could reconcile that

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
against, you know, the cash free cash flow being technically negative in 4Q yet you still had some activity. Thanks.

A
Yeah. You know, look, we were really comfortable executing our buyback throughout 2024. Obviously, once we got deep into the merger discussions, that activity had to pause. We are not able to restart that activity while we have a pending transaction like the merger out there. So we're, you know, in the future will be back to buying back stock when we can and look forward to that day. But, you know, I just remind you that inclusive of buybacks and dividends in 2023, we had an 8% return to equity, pretty robust and we felt good about that number. And, you know, I guess it's a fair statement to say that if we weren't engaged in those discussions, we probably would have continued to buy some stock through the end of the year.

Q
That's what I was looking for. Thank you.

Operator: Thank you. And our next question comes from Doug Leggate with Bank of America. Please go ahead.

Q
Good morning, everyone. Note to self, don't forget to hit star one. Sorry about the late attendance. Nick, the market's just opened. The gas stocks are all up. Gas prices are up 17%. I just want to say strong message and, you know, taking leadership like best on how to navigate this is something I think the rest of the industry could pay attention to. So well done on that. My question is two things kind of related. First, you are still spending $1.3 billion this year, but the way I look at it is the way we look at I should say you're putting in place by the end of the year about a Bcf a day of spare capacity, but a 30% decline. If I simplistically add those two numbers together, your, you know, the exit rate, call it to plus a Bcf, you're pretty much back to your maintenance kind of level.But you're doing it of production, but you're doing it with a substantially lower capital number 1.3 versus what you tell us is 1.5 to 1.6. What am I missing?

A
Yeah, Doug. I mean, I think the key element to that is in order to then to sustain that, I mean, and again, assuming all of the production comes on in the fourth quarter and you're back at that 3.2 to 3.3 level, we need to get back on a pretty normal cadence of maintenance activity, which includes, you know, completing, you know, say, 15 to 20 wells a month and then ultimately getting back to having five and four rigs between the Haynesville and Marcellus. So, the key there is, you know, we can add the production back and then we need to be deploying the capital at a maintenance level in order to support that going forward.

Q
Okay. So, we shouldn't think that there's an implicit reset in sustaining capital now that the Eagle Ford is gone.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

A
No, no, we don't see that.

Q
Okay. All right. Okay. That's helpful. My follow-up there...

A
I would add, Doug, you know, we did say in our opening comments that we're continuing to see some good capital efficiencies across the assets. We had record wells drilled in both the Marcellus and Haynesville. We continue to focus on capital efficiencies across our assets. And generally we find that these times when you reduce activity or when you make real progress. And so, we're looking forward to 2024 being another very strong year from a capital efficiency standpoint, continuing to improve our pace of drilling, our cost per stage of completions and our overall effectiveness at bringing wells online for the maximum productivity for that given location at the lowest possible cost.

Q
Okay. Very, very clear, Nick. And obviously, I know you don't want to talk about Southwestern, but presumably this would be the strategy for the combined company, fair point.

A
Well, I mean, again, you know, when we think about the decisions we're making for capital allocation for this year, it has nothing to do with our merger. This is just simply looking at the productive capacity we have today, the market conditions we see in front of us, making the best decisions we can make for our shareholders. Now, the concept that a company with a very strong balance sheet and a large production base can basically use the turn in-line cadence available to us much the way that we would use storage if there was more storage in the market is a strategy that I think could be deployed in the future. And we would look forward to considering those opportunities. But, you know, our hope is that by the time you get to 2025, you have a step change in demand. We see growing demand for gas. We will be in a position to continue to deliver the most efficient, lowest cost gas we can to the market as quickly as we possibly can to a market that needs it. We think that's the more likely future for us.

Q
Very clear. My follow-up is a quick one. Again, to the extent you can speak to this, Nick. You haven't had an FTC request, a second FTC request, I should say. You're still talking, you know, notionally about second quarter clause. If we look at everything else going on in the market, one would assume you're probably going to get a second FTC request. My question is, does that have any impact on integration planning or does that go ahead anyway? No, we're well into the weeds of integration planning at this point. We have a tremendous amount to work on, very busy. We have teams that have been set up and working through how to think about a pro forma

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
organizational structure. All the business processes, all the IT systems, all of the things that you plan for. We will be ready for a quick close. We can continue to work on things from an integration standpoint. If it takes longer, we won't let that distract us or bother us in any way. We're well into the work required for a successful integration.

Q
Great. I appreciate the questions, guys. Thanks so much.

A
Thanks, Doug.

Operator: And our next question today comes from Paul Diamond with Citi. Please go ahead.

Q
Thank you. Good morning. Thanks for taking taking my call. Just a quick one on the had more the operational side of those deferred TILs. How should we think about any potential movement just on the type curves whether it's increased pressure bleed or maybe increased saturation? Do you guys anticipate those type curves looking to be different from just normal completed wells and normally timed wells?

A
Yeah. Good morning, Paul. No, we don't. You know, we've been operating these assets for well over a decade. And so, we have a lot of experience, you know, being in a situation where we had to defer completions and in this case defer TILs. And actually, you know, through the years we've seen some benefits to this where we simply see the water and dive into the reservoir. And so, as we start to reactivate the production, we see similar gas productivity but less water production, which of course is beneficial, you know, from an operating cost standpoint. So no, we do not anticipate any change to the type curves.

Q
Understood. I mean, just kind of circling back on one of the comments from the prepared remarks. Just talked about a 70% well cost improvement in Marcellus. I just wanted to see how you're thinking about a progression of that, whether there's more meat on the bone or I guess how much are what you guys internal target is for, how much more you can improve things out there?

A
Yeah, sure, Paul. I mean, you know, the teams have done an unbelievable job this year really across the whole company, capturing efficiencies. You know, we quoted there a 40% improvement in our footage per day. You know, on top of that, you know, starting in the fourth quarter, we were starting to see some, you know, deflationary elements start to show up in the cost. You know what the biggest mover being on the OCTG side, which, you know, has come off for us around 40%. So, we do think there are some, you know, tailwind coming

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
into the year. You know, we guided at the end of last year to year, round of 5 to 7% deflation, you know, from, you know, kind of, you know, year-over-year levels. We still feel pretty good about that right now. You know, we're anticipating the Marcellus to be, you know, around 10% year-over-year cost improvements, which is a combination of deflation, extended laterals, which we're going to be up about 15% or so. And just, you know, execution efficiencies that we see showing up in the system. And, you know, my expectation is we continue to get better as well. And, you know, we start to see cost, you know, beyond that 10% that I've quoted here.

Q
Understood. Thanks for your time. I'll leave it there.

Operator: Thank you. And our next question comes from Michael Scialla with Stephens. Please go ahead.

Q
Yeah, good morning. Nick, you mentioned you probably wouldn't bring back the 1 Bcf per day in a given quarter, but if you do get the step change in demand that you're anticipating, how quickly could you bring that Bcf per day online? Does that take a full quarter or is it something less than that? And are there any unfilled constraints or anything that you need to be thinking about there?

A
Yeah. Hey, Mike, this is Josh. You know, there's going to be some operational considerations as we start to reactivate the production. That's just simply logistics, planning around, you know, managing gas, coming into the gas gathering systems and water. And so, you know, we think that, you know, over the course of weeks, it's not months or a quarter. It's over, you know, matter of weeks. So, you know, say, you know, month, you know, we think we can you start to reactivate that production. But I would just remind you, you know, we're obviously going to be monitoring, you know, the markets in each of the basins. They are very different. They have different market dynamics. And so, it could be that we start to phase in TILs in one area and not the other with that maybe lagging behind. And so, I think there's just a number of considerations. But you know, the teams are well prepared to manage this type of activity and anxious to see, you know, what they do with it.

Q
Understood. And just to follow-up that with the reduction in volumes you have, are there any commitments with Millennium or any other pipelines that will come into play that you keep an eye on?

A
Hey, Mike, good morning. This is Mohit. So, the way you should think about momentum pipeline, the volumes that we have committed there, which is $700 million a day, is essentially volumes that we would read out from existing pipelines. So, this is not the volume that we are growing into and it's just altering the flow path and moving volumes around on the pipeline network. So, it doesn't really constrain us or put any restrictions on us with regards to how we grow it. So you shouldn't really worry about that constraint.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

Q
Got it. Thank you. Thank you.

Operator: Thank you. And our next question comes from [ph] Toti Modak with Goldman Sachs. Please go ahead.

Q
Hi. Good morning, team. Just curious if you can provide any color on how you are thinking about the deleveraging plan, given where the strip is and what that means for free cash flow year? I know you have cash on the balance sheet, but is there a minimum cash you would like to retain through the year as you go paying down debt?

A
Yeah. Hey, Toti this is Nick. I'll start and then Mohit may have more to add here. I just would reiterate that, you know, as a stand-alone company, we don't have a debt reduction target. And so, as we think about our 2024 plan, we're very, very comfortable with all of the decisions we're making. And the in a very strong balance sheet we have, frankly, with and without these decisions being made. That said, pro forma for the close we will be very focused on debt reduction. One of the reasons we find ourselves in the position we're in today, which is to be able to be very efficient consolidator in a merger context with Southwestern, to be able to have the capital flexibility we're showing with how we're directing our production cadence this year all relates to having a very strong balance sheet. It will be a top priority of this company to maintain a strong balance sheet through these cycles. And we see that being absolutely front and center for our strategy and something we expect to deliver on regardless of the market conditions.

A
This is Mohit. The only thing I would add to that is coupled with a very strong hedge book and $1.1 billion of cash that we have on hand. It's a pretty strong balance sheet. So, from a leverage point of view, we feel pretty comfortable. And then when you start looking at the maturity profile of the debt that we have also, so there's no near-term maturities which are coming up. So, as a stand-alone company, we are pretty comfortable with where we are. And as Nick said, once we are post-close with Southwestern, then we'll have a slightly different approach.

Q
Got it. That makes sense. And then with the activity in production guidance you've given, how should we think about the cadence of production through the rest of the year? It sounds like it could be a steady quarterly reduction, but any color you can provide there if it's going to be a step change or steady. And then also help us understand what the cadence is between the Appalachia and the Haynesville assets.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

A
Okay yeah, maybe just kind of address the second question first. You know, really at this point, that's just undetermined. Again, there's different market dynamics between each area as each of the assets have, you know, different cost structures that's going to guide that ultimate decision on, you know, how we, you know, restart, you know, telling wells or activating completions. You know, as far as the production cadence, you know, again, we've stated, you know, we'll have 30 to 40 turn in-lines for the year. We've already turned in-line 25 of those. And so as a result, you know, we are anticipating quarter-over-quarter decline. And you know, as we look at kind of Q4 of 2023 to Q4 2024, you know, we see that equating at a corporate level to, you know, just just under 30% with Haynesville being slightly above that and Marcellus being, you know, slightly under 30%. So it'll be a pretty steady decline.

Q
Got it. Thank you for taking the questions.

Operator: Thank you. And our final question today comes from Philllips Johnston with Capital One. Please go ahead.

Q
Hey, guys. Thanks. I appreciate your comments. You can't really speak for Southwestern. And just wondering from a housekeeping perspective, when you guys plan to provide pro forma guidance that includes the impact of the deal. Is that a is the timing there probably around when it closes?

A
I think that's a good, safe assumption, Phillips.

Q
Okay. Thanks. And then, Nick, I'd be curious to hear your high level thoughts just on the administration's pause on the LNG front and what you think that might mean for the long-term gas market.

A
You know, we are still really optimistic on the long-term gas market and that's just based on the underlying view that natural gas is the most efficient answer to energy supply challenges around the world. Those supply challenges come from shortages or limited access to energy broadly. And they come from climate concerns. They come from political instability concerns. Natural gas is really the best answer, especially natural gas in the US is the best answer to all of those challenges. As a result, we think that the administration will ultimately find a very strong answer as they review the need for permitting approvals here. We expect that that will will be seen positively as we see it, and we expect this will move on in due time. I think it's unfortunate. I think it's not good for those parts of the economy that need incremental energy and needed as quickly as they can get it. This pause will slow things down a little, which is unfortunate and not great for for those that are seeking incremental gas. But we have confidence that the merits of LNG export from the US will be seen by all and that approvals will be taken back up again in the future.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
Q
Sounds good. Thanks, Nick.

Operator: Thank you. And this concludes the question and answer session. I'd like to turn the conference back over to the management team for any closing remarks.

Unverified Participant

Okay. Thanks, Rocco. I really appreciate everybody's time today. We know that our approach for 2024 is a little bit different than we've been able to do in the past as a company and that we think we've seen from others. We think it very much addresses the challenge that is seen in the market today, which is a near-term oversupply and a long-term, very structurally positive natural gas market. We're excited about the position we're in. We look forward to the ultimate aligning of supply and demand in the market and a recovery for natural gas broadly associated with that alignment. And we think we're really well positioned for that. So look forward to continuing to discuss this with all of you. We'll be out on the road at a number of different conferences and events in the next week to two weeks and look forward to engaging throughout the year. Thanks very much for your time again today and we'll talk soon.

Operator: Thank you. This concludes today's conference call. We thank you all for attending today's presentation. You may now disconnect your lines and a wonderful day.

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024

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Forward-Looking Statements

This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include our current expectations or forecasts of future events, including matters relating to the pending merger with Southwestern Energy Company (“Southwestern”), armed conflict and instability in Europe and the Middle East, along with the effects of the current global economic environment, and the impact of each on our business, financial condition, results of operations and cash flows, actions by, or disputes among or between, members of OPEC+ and other foreign oil-exporting countries, market factors, market prices, our ability to meet debt service requirements, our ability to continue to pay cash dividends, the amount and timing of any cash dividends and our ESG initiatives. Forward-looking and other statements in our Annual Report on Form 10-K (“Form 10-K”) regarding our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Forward-looking statements often address our expected future business, financial performance and financial condition, and often contain words such as "expect," “could,” “may,” "anticipate," "intend," "plan," “ability,” "believe," "seek," "see," "will," "would," “estimate,” “forecast,” "target," “guidance,” “outlook,” “opportunity” or “strategy.”

Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, they are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•conservation measures and technological advances could reduce demand for natural gas and oil;
•negative public perceptions of our industry;
•competition in the natural gas and oil exploration and production industry;
•the volatility of natural gas, oil and NGL prices, which are affected by general economic and business conditions, as well as increased demand for (and availability of) alternative fuels and electric vehicles;
•risks from regional epidemics or pandemics and related economic turmoil, including supply chain constraints;
•write-downs of our natural gas and oil asset carrying values due to low commodity prices;
•significant capital expenditures are required to replace our reserves and conduct our business;
•our ability to replace reserves and sustain production;

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
•uncertainties inherent in estimating quantities of natural gas, oil and NGL reserves and projecting future rates of production and the amount and timing of development expenditures;
•drilling and operating risks and resulting liabilities;
•our ability to generate profits or achieve targeted results in drilling and well operations;
•leasehold terms expiring before production can be established;
•risks from our commodity price risk management activities;
•uncertainties, risks and costs associated with natural gas and oil operations;
•our need to secure adequate supplies of water for our drilling operations and to dispose of or recycle the water used;
•pipeline and gathering system capacity constraints and transportation interruptions;
•our plans to participate in the LNG export industry;
•terrorist activities and/or cyber-attacks adversely impacting our operations;
•risks from failure to protect personal information and data and compliance with data privacy and security laws and regulations;
•disruption of our business by natural or human causes beyond our control;
•a deterioration in general economic, business or industry conditions;
•the impact of inflation and commodity price volatility, including as a result of armed conflict and instability in Europe and the Middle East, along with the effects of the current global economic environment, on our business, financial condition, employees, contractors, vendors and the global demand for natural gas and oil and on U.S. and global financial markets;
•our inability to access the capital markets on favorable terms;
•the limitations on our financial flexibility due to our level of indebtedness and restrictive covenants from our indebtedness;
•our actual financial results after emergence from bankruptcy may not be comparable to our historical financial information;
•risks related to acquisitions or dispositions, or potential acquisitions or dispositions, including risks related to the pending merger with Southwestern, such as the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that our stockholders may not approve the issuance of our common stock in connection with the proposed transaction; the possibility that the stockholders of Southwestern may not approve the merger agreement; the risk that we or Southwestern may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to limitation on our ability to pursue alternatives to the merger; risks related to change in control or other provisions in certain agreements that may be triggered upon completion of the merger; risks related to the merger agreement’s restrictions on business activities prior to the effective time of the merger; risks related to loss of management personnel, other key employees, customers, suppliers, vendors, landlords, joint venture partners and other business partners following the merger; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of our common stock or Southwestern’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; and the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits;
•our ability to achieve and maintain ESG certifications, goals and commitments;

Chesapeake Energy Corporation (CHK) Q4 2023 Earnings Call	Raw Transcript 21-Feb-2024
•legislative, regulatory and ESG initiatives, addressing environmental concerns, including initiatives addressing the impact of global climate change or further regulating hydraulic fracturing, methane emissions, flaring or water disposal;
•federal and state tax proposals affecting our industry;
•risks related to an annual limitation on the utilization of our tax attributes, which is expected to be triggered upon completion of the Merger, as well as trading in our common stock, additional issuances of common stock, and certain other stock transactions, which could lead to an additional, potentially more restrictive, annual limitation; and
•other factors that are described under Risk Factors in Item 1A of Part I of our Form 10-K.

We caution you not to place undue reliance on the forward-looking statements contained in this presentation, which speak only as of the filing date, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures in this presentation and our filings with the SEC that attempt to advise interested parties of the risks and factors that may affect our business.